RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020,
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Raine Securities LLC
Index
December 31, 2020



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Raine Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 15, 2021

We have served as the Company's auditor since 2013.

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	23,614,412
Accounts receivable, net		78,529
Accrued revenue		50,000
Receivable from affiliate		12,776,473
Prepaid expenses		188,525
Deposit with clearing firm		50,016
Total assets	$	36,757,955

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	323,151
Deferred revenue		166,667
Due to affiliate		5,650,586
Total liabilities		6,140,404
Member's equity		30,617,551
Total Liabilities and Member's Equity	$	36,757,955

The accompanying notes are an integral part of this financial statement.

1. Organization

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash held by First Republic Bank.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance of $2,524,981 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Accrued Revenue
Accrued revenue is recorded for revenue earned, but not yet invoiced.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash, receivables, accrued revenue, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Revenue Recognition
The Company recognizes revenue when there is a transfer of services to customers in an amount to which the Company expects to be entitled in exchange for those services.

The services provided under contracts with customers include transaction-related advisory services, fairness opinion and valuation services and underwiring services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Transaction-related Advisory Services

The Company provides investment advisory services on strategic matters including mergers and acquisitions, private placements and similar strategic advisory services. In some circumstances, and as a function of the engagement letter terms, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of our control. A transaction can fail to be completed for many reasons which are outside of our control, including failure of parties to agree upon final terms with the counterparty, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals, as well as adverse market conditions.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). Although there may be individual advisory activities provided in a typical contract, the individual activities are not distinct within the context of the contract; rather the performance of these individual activities helps to fulfill one overall performance obligation to deliver advisory services to the customer. The Company recognizes revenue from these services when or as its performance obligations are fulfilled. These advisory services are provided over time throughout the contract period and the Company's clients are continuously benefitting from its counsel, and, accordingly, over time revenue recognition matches the transfer of such benefits. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as deferred revenue (a contract liability) and subsequently recognized as advisory fee revenue during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

Payments for advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes accounts receivable between the date of completion of the event and payment by the customer.

Fairness Opinion and Valuation Services
Although the Company may provide fairness opinion and valuation services in conjunction with and in the same contract as other transaction-related advisory services, these services are considered to be a distinct performance obligation in such contracts since the opinion is rendered separate from any other advisory service and could be obtained separately. The associated fee for these services is fixed and represents the standalone selling price of the services. The fee is recognized at the point in time at which the opinion is delivered rather than over the period of time during which the associated services are being performed because the customer does not simultaneously receive and

consume the benefit of the Company's performance activities as it compiles the opinion but rather receives the benefit upon delivery of the opinion itself. Payments for these services are generally due upon delivery of (or upon the Company's communicating to its customer the Company's readiness to deliver) the opinion. The Company recognizes a receivable between the date of delivery of the opinion and payment by the customer.

Underwriting Services

The Company provides underwriting services as part of an underwriting syndicate where it is not the lead investment bank. The completion of the offering of securities is the performance obligation in these types of transactions. Once the Company has committed to the offering whether it is able to sell the securities does not impact the client and the Company recognizes revenue at the point in time when the offering is completed. Payments for underwriting services are generally due upon completion of the offering and any over-allotment options. The Company recognizes underwriting revenue gross of any underwriting expense reimbursements.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2020. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2017.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Recent Accounting Pronouncements**

In June 2016, the FASB issued guidance intended to provide financial statement users with more useful information about the expected credit losses on financial instruments held by a reporting

entity at each reporting date. To achieve this objective, the new guidance replaces the incurred loss methodology in current GAAP with a methodology that reflects expected credit losses. The new guidance will affect entities to varying degrees depending on the credit quality of the assets held by the entity, their duration, and how the entity applies current GAAP. The Company adopted the guidance on January 1, 2020. The adoption of the guidance did not have a material impact on our financial statement.

4.   Revenue from Contracts with Customers

The Company earned its advisory revenue from services performed over time, services performed at a point in time and client reimbursements for the year ended December 31, 2020.

The opening and closing balances of the Company's contract assets, deferred revenue (contract liabilities), and receivables are as follows;

	Receivables (1)	Contract Asset (2)	Deferred Revenue (Contract Liability) (2)
Opening (1/1/2020)	$ 5,630,582	$ –	$ 750,000
Increase/(Decrease)	6,059,585	–	(583,333)
Closing (12/31/2020)	$ 11,690,167	$ –	$ 166,667

(1) Receivables are presented net of allowance for doubtful accounts. Refer to "Accounts Receivable" within footnote 2 for further details.

(2) The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing difference between the Company's performance and customers' payment.

The Company's contract assets represent arrangements in which revenue has been recognized (i.e., services have been transferred to the customer) but customer payment is contingent on a future event.   The Company's contract liabilities represent arrangements in which payment has been received from the client but the performance obligation is not yet satisfied.

Generally, performance obligations under client arrangements will be settled within one year. In accordance with ASC 606-10-50-14, the Company has elected to apply the practical expedient and does not disclose the expected timing and amount of revenue remaining related to such contracts.

During the year ended December 31, 2020, the majority of revenue recognized was related to performance obligations that were partially satisfied in prior periods, mainly due to constraints on variable consideration in prior periods being resolved. Such amounts related to the Company's performance obligations of providing Transaction-related Advisory Services.

5.   Concentration of Credit Risk

Raine Securities maintains cash with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of the federally insured ("FDIC") limit of $250,000. On December 31, 2020, the Company had $23,614,412 in cash held at First Republic Bank. However, the Company believes that it is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivable. The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its accounts receivable is limited. There is no collateral held for the accounts receivable as of December 31, 2020. Four clients accounted individually for more than 5% of client related receivable as of December 31,

2020. These clients represented in the aggregate 99% of gross client related receivable as of December 31, 2020.

6. **Expense Sharing Agreement**

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Raine Group for a proportional share of salaries and related expenses of personnel employed by Raine Group performing services on behalf of Raine Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Raine Securities, including office space, utilities, expenses for business travel and entertainment, insurance premiums and other general, administrative and overhead expenses. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the services that Raine Group provides. Raine Group is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Raine Securities. Refer to Note 8 for further discussion.

7. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,016 with its clearing broker. For the year ended December 31, 2020, the Company did not conduct any customer securities transactions.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. There are no legal actions, pending, or to management's knowledge, threatened against the Company that we believe will have a material adverse effect on our business or financial statement.

8. **Related-Party Transactions**

From time to time, the Company renders advisory services to members of Raine Holdings LLC, the ultimate parent company of Raine Group. In connection with such advisory services, the Company is owed $11,611,638 of accounts receivable which is included in Receivable from affiliate on the Statement of Financial Condition .

The Company has deferred $125,000 in revenue for invoices issued to members of Raine Holdings LLC for which performance obligations have not been fulfilled. This is included on the Statement of Financial Condition within Deferred revenue.

Due to Affiliate
During the year ended December 31, 2020, Raine Securities incurred expenses under the Expense Sharing Agreement and $5,219,567 is included in Due to affiliate on the Statement of Financial Condition. Refer to Note 6 for further discussion.

As of December 31, 2020, the Company owes $360,778 to Raine Advisors in connection with the New York City UBT and shared services. Such amount is included in Due to affiliate on the Statement of Financial Condition. Refer to Income Taxes in Note 2 for further discussion.

As of December 31, 2020, the Company owes $70,241 to affiliates of Raine Group, in connection with shared services. Such amount is included in Due to affiliate on the Statement of Financial Condition.

Receivable from Affiliate
As of December 31, 2020, the Company is owed $43,585 from affiliates of Raine Group, in connection with shared services. Such amount is included in Receivable from affiliate on the Statement of Financial Condition.

As of December 31, 2020, the Company is owed $1,121,250 from Raine Holdings AIV LLC, in connection with advisory services performed for an affiliate of Raine Group. Such amount is included in Receivable from affiliate on the Statement of Financial Condition.

9.   **Member's Equity**

For the year ended December 31, 2020, Raine Advisors made capital withdrawals of $65,000,000.

10.   **Net Capital Requirements**

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital.   Under Rule 15c3-1 Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250,000. At December 31, 2020, Raine Securities had net capital of $17,524,024, which was $17,274,024 above its required net capital.

11.   **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2021 through March 15, 2021, the date the financial statement was issued. Except for $20,000,000 withdrawal of profits made by Raine Advisors on March 10, 2021, there were no subsequent events during this period that require adjustment to or disclosure in the financial statement.